EXHIBIT 18.1

March 14, 2008

Board of Directors

Quality Distribution, Inc.

4041 Park Oaks Blvd., Ste 200

Tampa, FL 33610

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in Quality Distribution, Inc.’s (“the Company”) Annual Report on Form 10-K for the year ended December 31, 2007 and issued our report thereon dated March 14, 2008. Note 3 to the consolidated financial statements describes a change in accounting principle from capitalizing the cost of original and replacement tires mounted on equipment and depreciating the asset over the estimated useful lives of the tires to a policy of capitalizing original tire costs as part of the total tractor and trailer costs and depreciating the cost over the useful life of the related equipment. Subsequently, replacement tires are expensed as incurred. It should be understood the preferability of one acceptable method of accounting over another for accounting for tire costs has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections.

Very truly yours,

PricewaterhouseCoopers LLP